SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 January 9, 2003

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form 20-F ____X____ Form 40-F ________

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes _________ No _____X____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                                  EXHIBIT INDEX

         This filing contains the following exhibits.


Exhibit                               Description
-------                               -------------

99.1 Press release regarding the appointment of Dr. Peter Ringrose as a non executive director of the registrant effective February 10, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date 9 January 2003                Cambridge Antibody Technology Group PLC

                                        By     /s/ Rowena Gardner
                                               --------------------------------
                                        Name:  Rowena Gardner

                                        Title:  Director of Corporate
                                                Communications